Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Foment Bio Inc
148 Wick Willow Rd
Montgomery, TX 77356
https://www.fomentbio.com/home

Up to $1,235,000.00 Simple Agreement for Future Equity.
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Foment Bio Inc
Address: 148 Wick Willow Rd, Montgomery, TX 77356
State of Incorporation: DE
Date Incorporated: February 14, 2023

Terms:

Simple Agreement for Future Equity

Offering Minimum: $124,000.00 of Simple Agreement for Future Equity.
Offering Maximum: $1,235,000.00 of Simple Agreement for Future Equity.
Type of Security Offered: Simple Agreement for Future Equity.
SAFE converts to Preferred Stock when the company raises $2,500,000.00 in a qualified equity financing.
Maturity Date: None
Valuation Cap: $17,500,000.00
Discount: 20.0%
Annual Interest Rate: %
Minimum Investment Amount (per investor): $500.00

Terms of the underlying Security

Underlying Security Name: Preferred Stock

Voting Rights:
Non-voting, except as required by law

Other Material Rights:

*Bonus discount subject to adjustment of bonus discounts for StartEngine noteholders. See discount bonus below.

Investment Incentives & Bonuses*

Loyalty Bonus | 20% addition to the base discount rate

Loyal connections of Foment Bio's co-founders are eligible for a higher base discount rate.

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks | 2% addition to the base discount rate

Early Bird 2: Invest $1,000+ within the first 2 weeks | 4% addition to the base discount rate

Early Bird 3: Invest $5,000+ within the first 2 weeks | 7% addition to the base discount rate

Early Bird 4: Invest $10,000+ within the first 2 weeks | 10% addition to the base discount rate

Early Bird 5: Invest $25,000+ within the first 2 weeks | 15% addition to the base discount rate

Early Bird 6: Invest $50,000+ within the first 2 weeks | 20% addition to the base discount rate

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between days 35 - 40 and receive 5% addition to the base discount rate

Flash Perk 2: Invest $5,000+ between days 60 - 65 and receive 5% addition to the base discount rate

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ | 1% addition to base discount rate

Tier 2 Perk: Invest $5,000+ | 2% addition to base discount rate

Tier 3 Perk: Invest $10,000+ | 5% addition to base discount rate

Tier 4 Perk: Invest $25,000+ | 8% addition to base discount rate

Tier 5 Perk: Invest $50,000+ | 10% addition to base discount rate

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus discounts from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. The free subscription months begin after the close of the offering and must be used consecutively. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Foment Bio Inc will offer a 10% additional discount bonus for all investments that are committed by investors who are eligible for the StartEngine Crowdfunding Inc. Venture Club bonus.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering. For example, this would mean your discount percentage would be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the elapsed time of the offering (if any). Eligible investors will also receive the Venture Club Bonus and Loyal connections of Foment Bio's co-founders are eligible for a higher base discount rate in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Foment Bio is a clinical-stage biotechnology company developing non-viral, off-the-shelf, gene-based products that activate natural healing cascades to activate tissue repair and restore function. The company's pipeline consists of plasmid DNA constructs that drive transient in vivo production of regenerative exosomes able to promote new blood vessel growth, prevent cell death, reduce scar formation, and resolve tissue inflammation.

This treatment approach captures the benefit of cell and exosome-based therapy while transferring the therapy production from a complex and expensive ex vivo process to an inexpensive and evolutionarily optimized in vivo process. Foment's transient gene therapy constructs possess substantial benefits over alternative treatment modalities, including: a strong safety profile, efficient & scalable manufacturing, robust product stability, and repeat administration capability.

FB-101, the most advanced candidate, is a clinical stage, non-viral plasmid encoding stromal cell-derived factor 1 (SDF-1). FB-101 upregulates cellular production of SDF-1 which is then secreted into the surrounding environment. The secreted SDF-1 binds to a specific cell surface receptor (CXCR4) that is upregulated naturally in injured or ischemic tissue, activating a healing pathway within the cell that drives regenerative exosome production. Foment's second candidate, FB-201, consists of a non-viral plasmid encoding calcium/calmodulin dependent protein kinase kinase 1 (CAMKK1). Unlike SDF-1, CAMKK1 is not secreted and activates an exosome production pathway directly, within the cell in which it is produced. As such, it can drive exosome production even when delivered to healthy tissue, remote from the site of injury or ischemia.

Due to the broad healing effects of exosomes, both constructs have the therapeutic potential to treat a range of conditions and are especially well suited for those stemming from cardiometabolic dysfunction. Also, as both SDF-1 & CAMKK1 are naturally occurring human proteins, transient upregulation of their production is unlikely to pose a significant safety risk. FB-101 has demonstrated robust safety in 203 clinical treatments and signaled efficacy in heart failure, wound healing, and peripheral artery disease. FB-201 builds on the FB-101 program with recent pre-clinical data highlighting the administration advantages of CAMKK1 over SDF-1. This makes it very promising for indications with complex administration requirements such as heart failure and chronic kidney disease.

Foment Bio, Inc. was incorproated in Delaware as a Corporation on February 14th, 2023.

Competitors and Industry

The Market

Foment Bio is targeting global markets with compelling growth projections. The initial near-term focus is on the companion animal health market which is experiencing substantial growth. The companion animal pharmaceutical market was valued at $14.9 billion in 2022 and is projected to reach over $26.5 billion by 2030 (CAGR of 7.6%). The prevalence of CKD in companion animals increases significantly with age over 5 years, affecting as many as 10% of dogs and 35% of cats in geriatric populations. The global animal cardiology market was estimated to be $2.8 billion in 2024 and projected to grow at a CAGR of 8.4% to 2030. Roughly 1 in 10 dogs will develop heart disease in their lifetime and 60% of older dogs assessed in a primary care setting are diagnosed with heart disease. Currently, dietary restrictions are the main recourse for pet owners. With 150 million companion animals in the US alone, this is a growing multi-billion-dollar market with limited therapeutic options.

In parallel, the Foment pipeline is continuing to be developed for commercialization in human indications as well:

Heart Failure: Chronic HF occurs within six years in one-third of all survivors of myocardial infarctions (MI) and will affect approximately 600,000 new patients each year. It is estimated that there are more than 6 million Americans currently living with chronic HF. Most will progress to Stage II-III within two years of initial diagnosis. After advancing to Stage III-IV chronic HF, patients have a 50% 2-year mortality rate. While transplant can be a viable option for a small fraction of patients, there is no good therapeutic alternative for the vast majority of patients, and most will die within 8 years of diagnosis. Direct medical costs of heart failure in the US are expected to reach $53 billion by 2030, with hospitalizations being the largest contributor.

Chronic Kidney Disease (CKD): CKD is a condition in which tissue damage limits the ability of the kidneys to properly filter blood, causing waste build-up in the body, leading to serious health complications. CKD is a progressive disease that can complicate cardiovascular disease and lead to eventual kidney failure, known as end-stage renal disease (ESRD). Over 37 million people in the US are estimated to have CKD. There are 360 new dialysis patients treated for kidney failure every day. In 2019, CKD patients accounted for $87.2 billion in Medicare costs with ESRD patients adding another $37.3 billion.

Wound Healing & Scar Prevention: Keloids and hypertrophic scars can form from dysregulated fibrinogen and collagen formation during healing. In addition to an undesirable appearance, they can restrict movement, cause pain and discomfort. Hypertrophic scars are reported to occur after surgical procedures in 39-68% of patients and up to 91% of burn injuries. Over 35 million surgical procedures take place in the US annually including over 200,000 scar revision surgeries. There are also over 6 million patients with chronic wounds that would be viable candidates for regenerative therapy.

Erectile Dysfunction: Erectile dysfunction (ED) is a common condition affecting 30 million men in the US. It is often a symptom of other underlying conditions such as diabetes, cardiovascular disease, and kidney disease. Complications can include low self-esteem, depression, and anxiety that significantly impact quality of life. Medications are available for those that are unable to resolve the issue with lifestyle changes but are insufficient for a large proportion of patients. With the aging population and current trends in obesity and cardiovascular disease, the ED drug market is estimated to grow to $6.2 billion by the end of the decade.

Sources:

Renal Dysfunction in Small Animals. Merck Manual: Veterinary Manual. Oct 2022. https://www.merckvetmanual.com/urinary-system/noninfectioius-diseases-of-the-urinary-system-in-small-animals/renal-dysfunction-in-small-animals.

Veterinary Cardiology Market Size, Share & Trends Analysis Report By Animal Type, By Product, By Indication, By End-use, By Distribution Channel, By Region, And Segment Forecasts, 2025-2030. Grand View Research. 2025. https://www.grandviewresearch.com/industry-analysis/veterinary-cardiology-market-report

Polaris Market Research – Heart Failure (2023)

Osenenko KM, et al. Burden of hospitalization for HF in the US. J Manag Care Spec Pharm. 2022

Chronic Kidney Disease Basics. CDC. www.cdc.gov/kidneydisease/basics.html

Carswell L et al. Hypertrophic Scarring Keloids. www.ncbi.nlm.nih.gov/books/NBK537058/

Competitors

Verve Therapeutics (Cardiovascular Disease) – In vivo gene editing

Mesoblast (Inflammatory Diseases) – Stem cell-based therapy

ProKidney (CKD) – Autologous cell therapy

What Makes Foment Bio Different: The Foment approach realizes the potential of regenerative cell therapy without the need for cell harvesting, expansion, or viral vectors which dramatically reduces the cost and complexity of treatment. By leveraging the naturally occurring healing pathways of the body, Foment transfers the transfers the traditionally complex and expensive ex vivo manufacturing process of regenerative cell therapy to an off-the-shelf vial.

Current Stage and Roadmap

Foment's product development plans reflect both the broad potential of our constructs to address multiple conditions and our commitment to disciplined resource allocation. While we recognize the expansive therapeutic opportunities presented by our platform, we are strategically focusing our internal efforts on the pre-clinical development of FB-201 in heart failure and chronic kidney disease. In parallel, we will advance the remaining programs opportunistically, primarily through strategic partnerships, collaborations, and sublicensing. This targeted approach allows us to maximize the impact of our capital and operational resources while striving to realize the full value of our pipeline.

The most notable of these opportunities, and current priority of the company, is the FB-201 companion animal development program in kidney disease and heart failure. The FB-201 delivery advantages observed in pre-clinical models are compelling and have prompted discussions with major animal health therapeutic developers interested in co-development. Success in the companion animal market has the revenue potential to support the other Foment development programs without need for additional financing.

There is also significant interest in applications for the Phase II ready FB-101 program. Having produced efficacy signals in heart failure, critical limb ischemia and wound healing across multiple Phase II FDA clinical trials and 203 patients treated with no drug related serious adverse events, FB-101 is poised for further sublicensing and/or co-development opportunities with the right strategic partner.

The Team

Officers and Directors

Name: Ben Chlebina

Ben Chlebina's current primary role is with Koligo Therapeutics. Ben Chlebina currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Co-Founder, Director, and Principal Accounting Officer
  Dates of Service: February, 2023 - Present
  Responsibilities: Ben is the CEO and Co-Founder responsible for setting the strategic vision, raising capital, and managing projects to execute on the vision. Ben will be receiving an annual salary of $210,000 and holds founder shares in the Company.

Other business experience in the past three years:

- Employer: Koligo Therapeutics
  Title: VP Business Development & Clinical Operations
  Dates of Service: August, 2020 - Present
  Responsibilities: Ben manages the clinical operations of the commercial cell therapy program & leads the business development/growth efforts to expand their program to new hospitals.

Other business experience in the past three years:

- Employer: Tissue Genesis
  Title: General Manager
  Dates of Service: January, 2019 - December, 2024
  Responsibilities: Ben was responsible for managing the R&D facility where the product was developed and inventoried. He was also responsible for heading up business development, strategy, and financial planning & analysis.

Name: Marc Penn

Marc Penn's current primary role is with Quest Diagnostics. Marc Penn currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer, Director, and Co-Founder
  Dates of Service: January, 2024 - Present
  Responsibilities: Marc is the inventor of the technology that the company is developing. Marc helped co-found the company, and serves as its Chief Operating Officer and Chief Medical Officer. Marc does not receive does not receive salary or equity compensation from the Company.

Other business experience in the past three years:

- Employer: Quest Diagnostics
  Title: Medical Director
  Dates of Service: January, 2018 - Present
  Responsibilities: Marc is a consultant to Quest Diagnostics following their acquisition of Cleveland Heart Lab in 2017.

Other business experience in the past three years:

- Employer: Summa Health
  Title: Program Director, Cardiovascular Medicine Fellowship
  Dates of Service: July, 2011 - Present
  Responsibilities: Marc is an attending Physician in the coronary care unit and Program Director of the fellowship that he started at Summa Health.

Other business experience in the past three years:

- Employer: Diasome
  Title: Chief Medical Officer
  Dates of Service: June, 2018 - November, 2023
  Responsibilities: Marc served as the Chief Medical Officer of Diasome overseeing their clinical trial design and execution, as well as leading their interactions with strategic partners.

Other business experience in the past three years:

- Employer: Keystone Bio, Inc.
  Title: Chief Medical Officer
  Dates of Service: September, 2007 - March, 2024
  Responsibilities: Marc led the clinical development of their novel antibody targeting keystone pathogens in the mouth to prevent the progression of Alzheimer's disease.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering a SAFE in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to additional capital in order to support our working capital requirements as we grow. It is a difficult environment for obtaining additional capital on favorable terms. If we cannot obtain additional capital when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our commercialization activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our commercialization activity, the unavailability of additional capital could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are

hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the common stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Foment Bio, Inc was formed on February 14, 2023. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Foment Bio, Inc has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns multiple patents. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents,

trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ben Chlebina	370	Common Stock	46.3%
Marc Penn	370	Common Stock	46.3%

The Company's Securities

The Company has authorized equity stock.

Common Stock

The amount of security authorized is 1,000 with a total of 800 outstanding.

Voting Rights

One vote per share

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of common stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE
  Final amount sold: $542,550.00
  Use of proceeds: Legal, IP/Licensing, drug substance manufacturing

Date: December 31, 2024
Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

As a therapeutic development company, it is expected that the company will operate for years developing therapeutic products before achieving revenue. Company value grows based on the advancement of the therapeutic products and the demonstration of therapeutic safety & efficacy in clinical studies.

Foreseeable major expenses based on projections:

Major expenses are anticipated to be manufacturing drug products, pre-clinical studies, and clinical studies.

Future operational challenges:

Future challenges will include regulatory affairs & FDA engagement, clinical study design & execution, and drug manufacturing.

Future challenges related to capital resources:

Therapeutic development requires substantial capital with little to no revenue for years. Company success will be highly dependent upon the ability to raise substantial capital in order to advance the pipeline and support clinical development.

Future milestones and events:

The following are significant value inflection milestones:

- Executing a commercialization agreement with a strategic partner in the companion animal market

- Companion animal product approval

- Obtaining IND approval for a human indication (heart failure or chronic kidney disease)

- Executing a first in man study with FB-201

- Demonstrating clinical efficacy in a phase 2 study

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 2025, the Company has capital resources available in the form of $7,495.28 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the product development of the company’s pipeline including manufacturing, license & IP maintenance fees, preclinical animal studies, and company overhead.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 99% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $124,000, we anticipate the Company will be able to operate for 3 months. This is based on a current monthly burn rate of $35,000 per month for expenses related to IP license fees & maintenance and manufacturing costs.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 12 of months. This is based on a projected monthly burn rate of $100,000 per month for expenses related to manufacturing, preclinical development, salaries, and IP license fees & maintenance.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including future capital raises via equity offerings.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Valuation Cap: $17,500,000.00

Valuation Cap Details:

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%
- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.
- Legal & IP Maintenance
  80.5%
  We will use 80.5% of the funds raised to cover legal expenses, licensing fees and IP maintenance costs.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%
- Research & Development
  34.0%
  We will use 34% of the funds raised to execute pre-clinical studies towards commercialization in the companion animal market and supporting IND applications.
- Manufacturing & Inventory

22.0%
We will use 22% of the funds raised to complete FB-201 drug manufacturing in preparation of pre-clinical studies.

- Personnel
  20.0%
  We will use 20% of the funds raised for management salary & key consultant compensation.

- Legal & IP Maintenance
  12.0%
  We will use 12% of the funds raised to cover legal expenses, licensing fees and IP maintenance costs.

- StartEngine Reg CF Campaign Marketing
  3.5%
  We will use 3.5% of the funds raised to market the crowdfunding campaign.

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.fomentbio.com/home (www.fomentbio.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/fomentbio

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Foment Bio Inc

[See attached]

Foment Bio, Inc.
(the “Company”)
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant’s Review Report

Inception up to December 31, 2024

Presented by:
RNB Capital, LLC
Certified Public Accountants
Tamarac, FL 33321 | www.rnbcapitalcpas.com

Table of Contents

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Foment Bio, Inc. Management

We have reviewed the accompanying financial statements of Foment Bio, Inc. (the Company) which comprise the statements of financial position as of December 31, 2024 & 2023 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
March 26, 2025

FOMENT BIO, INC.
STATEMENTS OF FINANCIAL POSITION

	As of December 31, 2024	Inception to December 31, 2023
ASSETS		
Current Assets:		
Cash & Cash Equivalents	7,538	-
Inventory	513,337	-
Total Current Assets	520,875	-
Non-Current Asset:		
Intangible Assets-net	99,605	-
Total Non-Current Asset	99,605	-
TOTAL ASSETS	620,480	-
LIABILITIES AND EQUITY		
Current Liability:		
Accounts Payable	134,594	-
Total Current Liability	134,594	-
Non-Current Liability:		
Other Non-current Liability	-	-
Total Non-Current Liability	-	-
TOTAL LIABILITIES	134,594	-
EQUITY		
Common Stock	-	-
SAFE Notes	542,550	-
Accumulated Deficit	(56,664)	-
TOTAL EQUITY	485,886	-
TOTAL LIABILITIES AND EQUITY	620,480	-

See Accompanying Notes to these Unaudited Financial Statements

FOMENT BIO, INC.
STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2024	**2023**
Sales	-	-
Cost of Goods Sold	-	-
Gross Profit	-	-
Operating Expenses		
General and Administrative Expense	56,269	-
Total Operating Expenses	**56,269**	**-**
Earnings Before Income Taxes, Depreciation, and Amortization	**(56,269)**	**-**
Amortization Expense	395	-
Net Loss	**(56,664)**	**-**

See Accompanying Notes to these Unaudited Financial Statements

FOMENT BIO, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock				
	# of Shares	$ Amount	SAFE Notes	Retained Earnings (Deficit)	Total Shareholders' Equity
Beginning balance at 2/14/2023	-	-		-	-
Issuance of Common Stock	-	-	-	-	-
Net income (loss)	-	-	-	-	-
Ending balance at 12/31/23	-	-	-	-	-
Issuance of Common Stock	740	-	-	-	-
SAFE Notes	-	-	542,550	-	542,550
Net loss	-	-	-	(56,664)	(56,664)
Ending balance at 12/31/24	740	-	542,550	(56,664)	485,886

See Accompanying Notes to these Unaudited Financial Statements

FOMENT BIO INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2024	**2023**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	(56,664)	-
Adjustments to reconcile Net Loss to Net Cash used in operations:		
Amortization Expense	395	-
Increase in Inventory	(513,337)	-
Increase in Accounts Payable	134,594	-
Total Adjustments to reconcile Net Loss to Net Cash used in operations	(378,348)	-
Net Cash used in Operating Activities	(435,012)	-
CASH FLOWS IN AN INVESTING ACTIVITY		
Acquisition of Intangible Assets	(100,000)	-
Net Cash used in an Investing Activity	(100,000)	-
CASH FLOWS IN FINANCING ACTIVITIES		
Issuance of Stocks	-	-
Proceeds from SAFE Notes	542,550	-
Net Cash provided by Financing Activities	542,550	-
Cash at the beginning of period	-	-
Net Cash increase for period	7,538	-
Cash at end of period	7,538	-

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Foment Bio, Inc. "the Company" was incorporated in Delaware on February 14, 2023 and is headquartered outside of Houston, Texas. The Company is dedicated to the development of therapeutic drug products aimed at treating cardiometabolic dysfunction, including heart failure, chronic kidney disease, and wound healing, in both humans and companion animals. The Company plans to generate revenue by offering these innovative therapies to meet the growing demand for effective treatments. Its customer base will span across the United States and international markets.

As a pre-revenue therapeutic development company, the Company operates in highly regulated markets, where revenue generation depends on obtaining necessary regulatory approvals or executing strategic commercialization and licensing agreements with partners. The Company recognizes that it may take several years before revenue becomes available, with potential income coming either from regulatory approvals or partnerships that enable pre-approval revenue negotiations.

In 2025, the Company intends to launch a crowdfunding campaign under Regulation CF to raise additional capital for its development and operational needs.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2024, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $7,538 in cash as of December 31, 2024.

Inventory

Inventories are held for use in the Company's ongoing research and development (R&D) activities which are expected to continue over the next 12 to 18 months. Inventories are valued at the lower of cost or net realizable value with an estimated shelf life of 10 years. As of December 31, 2024, the total inventory amounts to $513,337.

Capitalized Internal-Use Software Costs

The Company is required to follow the guidance outlined in Accounting Standards Codification 350 ("ASC 350"), Intangibles—Goodwill and Other in accounting for its intellectual property (IP) licenses related to therapeutic drug products currently under development.

The IP license is amortized on a straight-line basis over its estimated useful life which has been determined to be 19 years, as outlined below:

Property Type	Useful Life in Years	2024	2023
IP License	19	100,000	-
Less: Accumulated Amortization		(395)	-
Book Value		**99,605**	**-**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Currently, the Company is in a pre-revenue phase. However, once development efforts lead to regulatory approvals or successful partnerships, which will eventually result in the commercialization of the products the Company is developing, the Company will generate revenue by selling therapeutic drug products to patients and clinical sites.

The Company's primary performance obligation will be the delivery of the drug product. Revenue will be recognized at the time of shipment, net of estimated returns. Coincident with revenue recognition, the Company will establish a liability for expected returns and record an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers when settling the refund liability.

General and Administrative

General and administrative expenses consist of payments to independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. As of December 31, 2024, the Company has issued 20 options to two external consultants. Management has concluded that the estimated fair value of the Company's stock and the corresponding expense associated with these options is negligible.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The outstanding debt of the Company as of December 31, 2024 pertains to accounts payable amounting to $134,594.

NOTE 6 – EQUITY

Common Stock
The Company has authorized 1,000 of common shares with no par value. 740 shares were issued and outstanding as of December 31, 2024.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Simple Agreements for Future Equity (SAFE)
In 2024, the Company entered into numerous Simple Agreement for Future Equity (SAFE) agreements with third parties. The SAFE agreements have no maturity date and bear no interest. These agreements provide the investor with the right to receive future equity in the Company during a qualified financing or change of control event. Each agreement is subject to a valuation cap. The valuation cap for the agreements entered into was set at $7.5 million. As of December 31, 2024, the outstanding SAFE notes of the Company amount to $542,550.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 26, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Foment Bio is a biopharmaceutical company developing a novel, non-viral, off-the-shelf transient gene therapy platform to treat cardiometabolic dysfunction. Foment's transient gene therapy drives regenerative exosome production in vivo (inside the body) to prevent cell death, decrease inflammation, reduce fibrosis, and restore microvasculature. Foment's approach has demonstrated clinical safety and observed signals of efficacy in multiple phase 2 FDA studies with over 200 patients treated to date. The Foment platform addresses multiple multi-billion-dollar markets and presents a potential near-term revenue opportunity in the companion animal space.

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Cardiometabolic Dysfunction Treatment Platform

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

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20% Discount

MIN INVEST $500

VALUATION CAP $17.5M

REASONS TO INVEST

- Pioneering Non-Viral Gene Therapy Approach – Unlike traditional gene or stem cell therapies, Foment Bio's transient gene therapy offers a simpler manufacturing process that is scalable, cost-effective, and repeat-dosing capable solution for driving tissue repair and restoring organ function via in vivo exosome production.

- Large and Growing Multi-Billion-Dollar Markets – In the United States, millions of dogs & cats suffer from heart failure and chronic kidney disease stemming from cardiometabolic dysfunction. In humans, cardiometabolic disease affects tens of millions, with markets for chronic kidney disease ($48B by 2032), heart failure ($231B by 2030), and wound healing presenting significant revenue opportunities.

- Accelerated Revenue Strategy: Companion Animal Market – while the Foment platform has enormous potential in human indications, development in the companion animal space offers the potential for near term commercialization. Companion animal market revenue will support human clinical development and reduce future capital needs.

TEAM



Ben Chlebina • Chief Executive Officer

Ben Chlebina has over 15 years of experience in the biotech industry, specializing in medical device and cell & gene therapy development. As the CEO & Co-Founder of Foment Bio, he leads the company's mission to advance its transient gene therapy platform for in vivo exosome production and tissue repair, positioning Foment at the forefront of regenerative medicine.
With a strong background in biopharma business development and operations, Ben has successfully guided multiple companies through fundraising, clinical development, and commercialization. Before founding Foment Bio, he served as VP of Business Development & Clinical Operations at Koligo Therapeutics, where he managed the clinical operations of a commercial cell therapy program and spearheaded expansion efforts into new hospitals. He also previously served as President & General Manager of Tissue Genesis, where he navigated the company through a successful acquisition.

Ben and his Co-Founder, Dr. Marc Penn, have a long-standing history of collaboration, having worked together at Black Beret Life Sciences, where they developed early-stage cell-based therapies, executed international clinical studies, and successfully translated R&D assets into the clinic. Additionally, Ben brings extensive gene therapy expertise from his time at Juventas Therapeutics, a clinical-stage gene therapy company upon which Foment Bio's pipeline builds.

Holding an MBA from Carnegie Mellon's Tepper School of Business, an M.S. in Biomedical Engineering from Duke University, and a B.S. in Biomedical Engineering from Case Western Reserve University, Ben combines technical expertise with strategic leadership, driving Foment Bio's vision for next-generation regenerative therapies.

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Marc Penn • Chief Operating Officer, Board of Directors, Co-Founder

Dr. Marc Penn is the co-founder and Chief Operating Officer of Foment Bio, Inc. a biotechnology company focused a novel regenerative medicine approach that induces the bodies ability to heal. An active clinician, he is an attending cardiologist, Program Director for the Cardiovascular Medicine Fellowship at Summa Health Heart and Vascular Institute (Akron, OH). From 2000-11 Dr. Penn was a cardiologist at the Cleveland Clinic where he served as the Director of the Coronary Intensive Care Unit, Director of the Experimental Animal Laboratory, Director of the Bakken Heart-Brain Institute, and the Founding Director of the Center for Cardiovascular Cell Therapy. From 2008-10 Dr. Penn was the Senior Medical Director for Emerging Businesses at Cleveland Clinic. He was the 2006 Innovator of the Year, and in 2011 recognized as one of the top 50 doctors in the history of the Cleveland Clinic (MedCity News).
Dr. Penn completed his undergraduate and postgraduate work at Case Western Reserve University completing a Ph.D. in Biomedical Engineering in 1989 and Doctor of Medicine in 1994. He completed his Internal Medicine training at University Hospitals of Cleveland (1994-97) and his Cardiovascular Medicine Fellowship at Cleveland Clinic (1997-2000). He is board certified in Internal Medicine and Cardiovascular Medicine. During his training he received numerous awards including the 2000 Joseph Cash Memorial Prize for Clinical Outcomes Research and the 1999 Irvine H. Page Young Investigator award for Atherosclerosis Research presented by the National American Heart Association. He has adjunct appointments at Case Western Reserve University in Biomedical Engineering and in the Bioengineering Center at Cleveland State University.

Dr. Penn is an active inventor, serial entrepreneur and internationally recognized as an expert in translating basic science research to clinical populations. He has generated intellectual property in the fields of diagnostics, biologics and devices that has been licensed by numerous companies, having authored dozens of U.S. and international patent applications. He was the founder of Juventas Therapeutics, Inc. (Cleveland, OH), a regenerative medicine company founded on his intellectual property based on novel fundamental concepts of endogenous stem cell mediated tissue repair pioneered by his group. As CMO of Juventas Therapeutics, Inc. (2007-2016) he designed and executed the Phase II studies STOP-CLI, STOP-HF, RETRO-HF and designed the STOP-PAD. His SDF-1 technology was optioned by Astellas Pharmaceutical in December of 2018. He was co-founder and CMO of Cleveland Heart Lab, Inc. (Cleveland, OH), a diagnostic company based on biomarkers associated with coronary artery disease, myocardial infarction, and other inflammatory diseases. Quest Diagnostics acquired Cleveland Heart Lab in December of 2017. He is a Senior Advisor to Quest Diagnostics and serves as the Medical Director for the Quest Diagnostics Center of Excellence of Cardiometabolic Testing at Cleveland Heart Lab.

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Mark D'Andrea • Sr Director, CMC & Quality

Mr. D'Andrea is an expert CMC professional with 35+ years of experience in process & formulation development as well as biomaterials and biologics manufacturing for clinical use. Beginning his career as a Project Leader at Hydro Med Sciences, he went on to become Manager of Process and Product Development at Interferon Sciences where his team developed the Alferon® N parenteral formulation which received FDA approval. After serving as Executive Director of Operations for the Institute of Molecular Biology, Senior Director of Process Development at Selective Genetics, and VP of Manufacturing at Vitagen, Mr. D'Andrea has been a CMC Consultant for the last 20 years for a range of pharmaceutical and biotechnology companies, including Juventas Therapeutics.

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THE PITCH

Cardiometabolic disease due to obesity, high cholesterol, sugar, and inflammation is affecting over half the US population. Sadly, similar levels of cardiometabolic dysfunction also plague our pets as millions of cats & dogs suffer from heart failure and chronic kidney disease in their elder years with few treatment options available. At Foment Bio we are developing a transient gene therapy platform to stimulate natural regenerative healing that can remodel tissue and restore organ function. Our off-the-shelf, injectable solution offers a safe, scalable, and cost-effective alternative to traditional cell-based therapies. With a clear regulatory path, experienced leadership, and a rapidly expanding market, Foment Bio aims to bring innovative regenerative medicine to companion animal health.



THE PROBLEM & OUR SOLUTION

The Problem

Approximately 1 in 10 dogs will develop heart disease in their lifetime (Source) while chronic kidney disease (CKD) affects 10% of dogs and 35% of cats in older populations. Available treatment options focus primarily on symptom management rather than disease modification. For the millions of animals that suffer from these conditions in the U.S. alone, pet owners can spend $1,000–$5,000 per year on ineffective care and symptom control. The veterinary market lacks a therapeutic option that addresses the underlying biological causes of HF or CKD.

Our Solution

Foment's non-viral gene therapy induces transient exosome production in vivo, triggering natural repair processes that reduce inflammation, prevent cell death, restore vasculature and improve organ function. As exosome release has been identified as the primary mechanism behind the benefits of regenerative cell therapy, many groups are attempting to go downstream of the cell and manufacturing exosomes as therapeutic products. Our approach is unique: by simply delivering plasmid constructs, we are providing temporary instructions and leveraging the evolutionarily optimized exosome production capabilities of the cells within the tissue. Unlike cell-based or viral gene therapies, Foment gene therapy is stable, scalable, and perhaps most importantly, affordable. Thus, we believe, Foment's therapy will be an accessible, off-the-shelf treatment option for veterinarians and pet owners everywhere.

THE MARKET & OUR TRACTION

The companion animal health market is experiencing significant growth globally. Reaching $27.4 billion in 2024, it is projected to exceed $55 billion by 2033 (Source). Heart failure & chronic kidney disease represent major market needs, with millions of pets affected and limited treatment options available.

Foment Bio's Traction:

- 200 patients treated with FB-101 across multiple FDA Phase 2 studies: demonstrated safety & observed efficacy signals in multiple indications
- Preclinical heart failure models show FB-201 tissue preservation and function recovery
- Established robust portfolio of intellectual property with sublicense rights
- Strategic discussions with leading veterinary pharmaceutical companies
- Planned FB-201 pilot dog study initiation in 2025



PRECLINICAL
PHASE 1
PHASE 2
FB-101
Heart Failure
Peripheral Artery Disease
Wound Healing
Scar Prevention
Erectile Dysfunction
Incontinence
FB-201
Heart Failure
CKD

COMPETITORS & OUR DIFFERENTIATION

Main Competitors:

- Hill's Prescription Diet & Royal Canin (dietary management solutions)
- Generic phosphate binders & supplements

What Makes Us Different:
Unlike dietary solutions that only manage symptoms, our approach is designed to stimulate repair and remodel tissue at the molecular level. True revascularization and tissue remodeling can substantially alter the trajectory of the disease, restore organ function and preserve quality of life.



ACHIEVEMENTS & RECOGNITION

- Validated regenerative science, with over 200 human patient treatments showing clinical safety
- Exclusive sublicense rights to key intellectual property
- Preclinical studies demonstrate regenerative benefits in animal models

WHY INVEST

Foment Bio is introducing a novel regenerative therapy for companion animal heart failure & kidney disease, addressing a major unmet need in a growing market. With strong scientific foundation, and strategic industry partnerships, we believe we are well-positioned to advance veterinary medicine. Join us in shaping the future of regenerative healing for pets.

ABOUT

HEADQUARTERS
148 Wick Willow Rd
Montgomery, TX 77356

WEBSITE
View Site

Foment Bio is a biopharmaceutical company developing a novel, non-viral, off-the-shelf transient gene therapy platform to treat cardiometabolic dysfunction. Foment's transient gene therapy drives regenerative exosome production in vivo (inside the body) to prevent cell death, decrease inflammation, reduce fibrosis, and restore microvasculature. Foment's approach has demonstrated clinical safety and observed signals of efficacy in multiple phase 2 FDA studies with over 200 patients treated to date. The Foment platform addresses multiple multi-billion-dollar markets and presents a potential near-term revenue opportunity in the companion animal space.

TERMS

Foment Bio

Overview

INTEREST RATE
0%

VALUATION CAP
$17.5M

AMOUNT RAISED
$0

Breakdown

MIN INVESTMENT
$500

OFFERING TYPE
Simple Agreement for Future Equity

DISCOUNT
20.0%

CONVERSION TRIGGER
$2,500,000

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$620,480	$0
Cash & Cash Equivalents	$7,538	$0
Accounts Receivable	$0	$0
Short-Term Debt	$134,594	$0
Long-Term Debt	$0	$0
Revenue & Sales	$0	$0
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$56,664	$0

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

A Crowdfunding Simple Agreement for Future Equity (Crowdfunding SAFE) offers you the right to receive Preferred Stock in Foment Bio. The amount of Preferred Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $2,500,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $17,500,000.00 Valuation Cap or if less, then you will receive a 20.00% discount on the price the new investors are paying. You will receive no interest on your investment. When the maturity date is reached, if the Crowdfunding SAFE has not converted then you are entitled to receive Preferred Stock equal to your investment back at a price per security by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

**Bonus discount subject to adjustment of bonus discounts for StartEngine noteholders. See discount bonus below.*

Investment Incentives & Bonuses*

Loyalty Bonus | 20% addition to the base discount rate

Loyal connections of Foment Bio's co-founders are eligible for a higher base discount rate.

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks | 2% addition to the base discount rate

Early Bird 2: Invest $1,000+ within the first 2 weeks | 4% addition to the base discount rate

Early Bird 3: Invest $5,000+ within the first 2 weeks | 7% addition to the base discount rate

Early Bird 4: Invest $10,000+ within the first 2 weeks | 10% addition to the base discount rate

Early Bird 5: Invest $25,000+ within the first 2 weeks | 15% addition to the base discount rate

Early Bird 6: Invest $50,000+ within the first 2 weeks | 20% addition to the base discount rate

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between days 35 - 40 and receive 5% addition to the base discount rate

Flash Perk 2: Invest $5,000+ between days 60 - 65 and receive 5% addition to the base discount rate

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ | 1% addition to base discount rate

Tier 2 Perk: Invest $5,000+ | 2% addition to base discount rate

Tier 3 Perk: Invest $10,000+ | 5% addition to base discount rate

Tier 4 Perk: Invest $25,000+ | 8% addition to base discount rate

Tier 5 Perk: Invest $50,000+ | 10% addition to base discount rate

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus discounts from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. The free subscription months begin after the close of the offering and must be used consecutively. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Venture Club Bonus

Foment Bio Inc will offer a 10% additional discount bonus for all investments that are committed by investors who are eligible for the StartEngine Crowdfunding Inc. Venture Club bonus.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering. For example, this would mean your discount percentage would be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the elapsed time of the offering (if any). Eligible investors will also receive the Venture Club Bonus and Loyal connections of Foment Bio's co-founders are eligible for a higher base discount rate in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

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For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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